

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2014

Via E-mail
Oleksandr Bezuhlyi
President, Chief Executive Officer, Secretary
Ketdarina Corp.
2360 Corporate Circle Ste 400
Henderson, Nevada 89074

> **Re:** **Ketdarina Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 29, 2014**
> **File No. 333-192874**

Dear Mr. Bezuhlyi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment two of our letter dated January 14, 2014. While you removed Mr. Galdetskyi and Mr. Bezuhlyi, we see that Mr. Andriy Chornyy is still offering shares. We reissue comment two as it relates to all other selling shareholders that may be affiliates of your company. Additionally, please explain the nature of your relationship with Mr. Chornyy.

2. We note your response to comment three of our letter dated January 14, 2014, however, we disagree that the facts you provide lend support to the argument that you are not a shell company. Your operations and assets, as you describe them to date, appear to be nominal. Accordingly, please revise to identify yourself as a shell company and disclose the consequences of such status as previously requested.

3. We reissue comment five of our letter dated January 14, 2014. Your response states that you removed the statements we highlighted. However, two of the three highlighted statements are still present in the amended filing. Please revise your prospectus, in the highlighted sections and throughout, for consistency.

Cover

Calculation of Registration Fee, cover page

4. Please revise your prospectus to correctly reflect the amount of shares being registered.

Risk Factors, page 5

5. We note that you removed a risk factor regarding your lack of operating history. While you may have generated revenues in December, the substance of this particular risk factor is no less relevant. Please restore the risk factor from the initial registration statement and modified accordingly (e.g., address the reference to international students in compliance with comment five of our letter dated January 14, 2014) or tell us why you believe this risk factor is not necessary.

If we do not obtain additional financing, our business will fail., page 5

6. We reissue comment six of our letter dated January 14, 2014. We note that the amended filing on pages 24-25 references the additional funds required, but this risk factor does not contain the requested disclosure.

U.S. Investors may experience difficulties in attempting to effect service . . ., page 7

7. We reissue comment seven of our letter dated January 14, 2014. Our request to indicate where your business offices will be located was not intended to be a sufficient response on its own but rather as an example of what information should be included in your disclosure.

8. We reissue comment nine of our letter dated January 14, 2014. Your indication that you plan to continue to report voluntarily after your Section 15(d) reporting obligation has been suspended should be accompanied by disclosure that your securities will not be eligible to be, or continue to be, quoted on the OTC-BB at that time, as you will no longer be subject to any reporting obligations, which is a condition to quotation.

Exhibit 5.1 – Legal Opinion

9. We note that counsel's opinion reflects an offering of 1,680,000 shares of common stock. We also note that counsel continues to render a "when issued" opinion, suggesting that

the shares have not yet been issued to the selling stockholders. Please instruct counsel to revise his opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: John T. Root